Exhibit 99.1

 Transforming science into medicine

 Forward-Looking Statements  This presentation contains “forward-looking statements.” These statements include words like “may,” “expects,” “believes,” “plans,” “scheduled,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.   2

 Offering Summary  3  Issuer  BioLineRx Ltd. (NASDAQ:BLRX; TASE:BLRX)  Offering size  $15 million  Offering type  Confidentially marketed public offering (CMPO)  Securities offered  American depositary shares (1 ADS = 1 ordinary share) and warrants to purchase ADSs  Use of proceeds  BL-8040 – complete phase 3 in SCM; complete phase 2 trial in consolidation AML; complete phase 2 trials in pancreatic cancer and gastric cancerAGI-134 – complete phase 1/2a in solid tumors (monotherapy and combo arms)  Expected pricing  February 5, 2019 (before market opens)  Sole bookrunner  Oppenheimer & Co. Inc.

 Our Mission  Our mission is to become a leader in the development of novel therapeutics for the treatment of cancer   4

 Who are We?  5  NASDAQ: BRLX  Ticker / Exchange  BLRX (NASDAQ)  Headquarters  Tel Aviv, Israel  Market cap  ~$70 million (25-Jan-19)  Shares outstanding  ~115 million  Cash  ~$35 million (30-Sep-18)  Cash runway  Through 1H 2020  Employees  45 (35 in R&D)

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Investment Highlights

Singular focus on novel oncology compounds	➢ Large-market indications with unmet medical needs ➢ BL-8040 program in phase 3 for SCM; phase 2 for AML, pancreatic cancer/other solid tumors ➢ AGI-134 program in phase 1/2a for solid tumors
Multiple opportunities for value creation	➢ 8 mid-to-late stage clinical studies ongoing ➢ 3-4 data readouts over next 12 months ➢ Phase 3 registrational topline data expected in 2020
Validation via significant pharma collaborations	➢ Merck/MSD (established Jan 2016; expanded Jul 2018) ➢ Genentech (established Sep 2016)
Compelling valuation	➢ ~$70 million market cap ➢ ~$35 million cash as of 3Q 2018 ➢ Cash runway through 1H 2020

SCM – stem cell mobilization; AML – acute myeloid leukemia

BIOLINERX

    A Diverse Pipeline Targeting Multiple Oncology Indications  7  PROJECT  INDICATION  PRE-CLINICAL  PHASE 1  Stem-cell mobilizationr/r AML  Consolidation AML  Solid tumors  CANCER  BL-8040  AGI-134    Skin lesions  other  BL-5010            Maintenance AML  Gastric cancer  Pancreatic cancer  Pancreatic cancer          PHASE 3  REGULATORY APPROVAL  PHASE 2  PARTNERS

 BL-8040 – Best-In-Class CXCR4 Antagonist for Multiple Oncology and Hematology IndicationsFor treatment of solid tumors, AML and indications requiring hematopoietic stem cell transplantation

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BL-8040 – A Best-in-Class CXCR4 Antagonist Targeting Multiple Indications

- A 14-amino acid synthetic cyclic peptide, high-affinity CXCR4 antagonist with long receptor occupancy (>48 hours)
- CXCR4 is over-expressed in more than 70% of cancers and its high expression levels correlate with disease severity
- CXCR4 and its ligand CXCL12 (SDF-1) play a critical role in the trafficking of CXCR4 expressing cells such as HSPCs, immune cells and cancer cells

Phase 3

Stem Cell Mobilization for Multiple Myeloma

Robust mobilization of HSPCs cells for transplant



Phase 2

Acute Myeloid Leukemia

Mobilization of leukemic cells from bone-marrow protective niche, sensitization to anti-cancer treatment and induction of apoptosis



Phase 1 & 2

Cancer Immunotherapy for Solid Tumors

Mobilization of immune cells to peripheral blood; infiltration of immune T cells into tumor; reduction of immunosuppression in tumor microenvironment




KEY
HSC
Leukemic cell
T-cell
Tumor cell
CXCR4 receptor
BL-8040
CXCL12

HSPC – Hematopoietic stem and progenitor cell

BIOLINERX

 Stem Cell Mobilization  10    BL-8040 in Stem Cell Mobilization

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Stem-Cell Mobilization or Patients Undergoing Autologous Hematopoietic Stem Cell Transplantation

Patients with hematological malignancies often require HSC transplant after treatment to restore their immune system


2
HSCs harvested by apheresis (1-4 sessions)
4
HSCs transplanted back into patient to rebuild immune system
3
Patient receives myeloablation (chemotherapy/radiation)
1
HSC mobilization – standard of care is G-CSF with or without Mozobil
KEY
HSC

Significant unmet medical need in SCM

- Multiple apheresis sessions required
- 50-70% of patients are poor mobilizers
- For poor mobilizers, 1-4 daily injections of Mozobil on top of G-CSF are required

BL-8040 potentially offers a more effective and convenient mobilization option for patients

- Robust HSC mobilization
- Single administration on top of SOC
- No more than 1-2 apheresis sessions

HSC – hematopoietic stem cell; SCM – stem cell mobilization

BIOLINERX

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GENESIS Phase 3 Study: Mobilization of HSCs for Autologous Transplantation in Multiple Myeloma Patients

Initiated Q4 2017 - Phase 3 randomized, placebo-controlled, safety and efficacy study (n=177): NCT03246529


SCREENING
MOBILIZATION (DAYS)
COLLECTION (DAYS)
1
2
3
4
5
6
G-CSF (10 µg/kg/day)
BL-8040 (1.25 mg/kg)


APHERESIS SESSION
APHERESIS SESSION (OPTIONAL)

Study design

Part 1: Lead-in period - dose confirmation in up to 30 multiple myeloma patients

Part 2: Randomized placebo-controlled study in combination with G-CSF in 177 multiple myeloma patients

Primary endpoint

Proportion of subjects mobilizing ≥6.0 x 10^6 CD34+ cells/kg in up to 2 apheresis sessions

Lead-in period results (n=11)

- **BL-8040 in combination with G-CSF is safe and tolerable**
- **82% of patients reached primary endpoint threshold of $\geq$6x10^6 CD34 cells/kg with one administration of BL-8040 and in up to 2 apheresis sessions; 64% reached the threshold in 1 apheresis session**
- ***All patients mobilize >6x10^6 CD34 cells/kg in up to 4 aphereses***
- **DMC recommended early initiation of the double-blind, randomized, placebo-controlled part 2 of trial**

Our goal is for BL-8040 on top of G-CSF to become the new standard-of-care in this field

BIOLINERX

 AML  13    BL-8040 in AML

 BL-8040’s Potential Role in AML Treatment Landscape  14

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BL-8040.01 Phase 1/2a Study: Encouraging Results in Patients with Relapsed/Refractory AML

Phase 1/2a dose escalation/expansion study (n=42): NCT01838395


SCREENING
TREATMENT (DAYS)
FOLLOW UP (DAYS)
LONG-TERM FOLLOW UP
1 2 3 4 5 6 7
8 10 12 14 16 18 20 22 24 26 28 30
BL-8040
High dose Ara-C
For overall survival
BONE MARROW ASSESSMENT
BONE MARROW ASSESSMENT
BONE MARROW ASSESSMENT

Study design

Dose escalation (0.5 to 2.0 mg/kg) with expansion cohort at 1.5mg/kg

Efficacy Results for dose selected for expansion (n=23, 1.5 mg/kg)

1. **39% composite CR (CR+CRi)**
2. **10.7 months median OS, as compared to historical data* of 6.1 months for patients treated only with high-dose Ara-C**
3. **Correlation between response and: (i) mobilization of AML blasts from bone marrow to peripheral blood; (ii) frequency of granulocytes in bone marrow**

* Ravandi F, *The Lancet Oncology*, 2015;16 (9):1025–1036.

CR, complete response; CRi, complete response with incomplete hematological recovery

BIOLINERX

 BLAST Phase 2b Study: Consolidation Therapy for AML Patients in First Remission  Treatment: Two or three cycles (age-based) of high-dose Ara-C in combination with either BL-8040 or placebo  16  EndpointsRelapse free survival (RFS)Toxicity, safety and tolerability of BL-8040 in combination with high-dose Ara-CMinimal residual disease (MRD)Overall survival (OS)  BL-8040 potentially offers AML patients prolonged remission and increased overall survival  Phase 2b double-blind, multi-center placebo controlled study (n=194): NCT02502968 (in collaboration with German Leukemia Study Alliance)

 BL-8040 in Cancer Immunotherapy

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BL-8040 – Addressing Unmet Needs in Cancer Immunotherapy

Despite significant advances in cancer immunotherapy, material unmet needs remain:

- Improving efficacy of immunotherapy in "cold" tumors, such as pancreatic cancer
- Increasing rates and durability of response to existing therapies such as anti-PD1 and anti-PDL1 antibodies

BL-8040 addresses these needs by:

- Mobilizing immune cells to peripheral blood circulation
- Increasing immune cell infiltration into tumors
- Reducing immunosuppression in tumor microenvironment

BIOLINERX

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Ongoing Collaborations with Global Pharma Companies Validate BL-8040's Novel Mechanism of Action

NCT02826484, NCT03193190, NCT03281369, NCT03154827

MERCK

- COMBAT Phase 2a study for BL-8040 + pembrolizumab (Keytruda®)
  - Study in metastatic pancreatic cancer
- Open-label multi-center study
- Commenced Sep-16; top-line results of BL-8040-Keytruda combination announced Oct-18
- **Collaboration expanded in July 2018 to include additional cohort with triple combo of BL-8040, Keytruda + chemotherapy**

Genentech

- Four phase 1/2 studies planned for BL-8040 + atezolizumab (Tecentriq®)
  - 3 studies in solid tumors (pancreatic, gastric, NSCLC)
  - 1 study in AML
- Open-label multi-center single arm studies
- Pancreatic and gastric studies commenced H2 2017

BIOLINERX

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COMBAT/KEYNOTE-202 Phase 2a Study in Advanced Pancreatic Cancer

Phase 2a open-label, multi-center study in combination with pembrolizumab (n=37): NCT02826486

To assess the safety and efficacy of BL-8040 in combination with pembrolizumab (Keytruda) in patients with advanced pancreatic cancer



SCREENING
MONOTHERAPY
TREATMENT CYCLE (DAYS)
1 2 3 4 5
1 2 3 4 5 ... 8 9 10 11 12 ... 15 16 17 18 19 21
REPEAT
BL-8040 (1.25mg/kg)
Pembrolizumab (200mg)
Repeat 21 day cycle until progression
TUMOR BIOPSY
TUMOR BIOPSY
TUMOR BIOPSY (END OF CYCLE 2)

Endpoints

Objective response rate according to RECIST 1.1 criteria

Disease control rate

Progression-free and overall survival

Safety and tolerability of the combination

Multiple pharmacodynamic parameters

RECIST - Response Evaluation Criteria in Solid Tumors

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COMBAT/KEYNOTE-202 Phase 2a Study – Dual Combination Results

- **34.5%** for 29 evaluable patients showed **disease control activity** (response + stable disease):
  - **40% reduction in tumor burden** was seen in 1 patient with partial response
  - **1.5-13% reduction in tumor burden** was seen in 6 out of 9 patients with stable disease
- **34.4%** of patients in all lines of therapy (2L-5L) were still alive after 6 months (N=37), OS: 3.3 months)
- **51.1%** of patients in 2L were still alive after 6 months (N=17) OS: 7.5 months)
- Safety profile of each individual drug was not compromised by the combination, enabling it to serve as an immunotherapy platform for additional combinations
- Mechanism of action demonstrated by the combination:
  - Increased activated cytotoxic T cells
  - Decreased myeloid derived suppressor cells in tumor microenvironment
  - Reduction in tumor cell numbers

BIOLINERX

 Encouraging Results – Comparison with Other Second Line Treatments  22  In a number of clinical studies, Keytruda alone has not demonstrated any activity in PDACThe COMBAT results show extended disease control and survival for combination of BL-8040+Keytruda, with a very good safety and tolerability profileOverall survival results of second-line in COMBAT vs other trials in PDAC   BL-8040+Keytruda, as non-chemo combination, showed better OS than the only approved second-line chemotherapy, as well as other chemo monotherapy treatments seen in a number of clinical trials

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Addition of Chemotherapy – Rationale and Design

- Cytotoxic chemotherapy induces tumor death, reducing tumor burden
- Cytotoxic chemotherapy induces immunogenic cell death, leading to activation/expansion of new tumor-reactive T-cell clones
- BL-8040 facilitates infiltration of T cells into tumor core
- Pembrolizumab maintains/restores activity of T cells within tumor

Design of additional cohort:


Screening
Monotherapy
BL-8040 + Pembrolizumab
Repeating cycles until progression
5 days
21 days
21 days
BL-8040
Pembrolizumab
Chemotherapy
2 weeks chemotherapy cycle
Repeating 2 weeks chemotherapy cycles until progression
Onivyde
Leucovorin
5-FU

Endpoints

Objective response rate according to RECIST 1.1 criteria

Disease control rate

Progression-free and overall survival

Safety and tolerability of the combination

Multiple pharmacodynamic parameters

BIOLINERX

 AGI-134 – Cancer ImmunotherapyA universal anti-cancer vaccine with a unique mechanism of action

 What is the Alpha-Gal and Anti-Gal story?  25  Xenotransplantation experiments in the 1980’s-90’s found that, when introduced to humans, the alpha-Gal-positive tissue was bound by pre-existing human anti-Gal antibodies, which were the main cause of the rejection of porcine heart valves  AGI-134 coats tumor cells with alpha-Gal to make them look like foreign tissue and harness the pre-existing immune machinery, to evoke an immune response against the tumor  AGI-134: a fully synthetic alpha-Gal glycolipid for IT injection                    a-Gal  linker  phospholipid

 AGI-134 – Mechanism of Action  26  (APC)  AGI-134 directs pre-existing anti-Gal antibodies to the tumor and induces activation of multiple immune system effector arms against the patient’s own neoantigens

 AGI-134: A unique MOA Among Intratumoral Agents    Oncolytic viruses (e.g.: T-Vec)  PAMPs(e.g.:TLR-9 and STING agonists)  AGI-134  Injected tumor cells identified by naturally occurring pre-existing antibodies         Antibody-bound tumor cells destroyed by activated CDC and ADCC        Tumor neoantigens release by tumor cell lysis        Generation of IgG-tagged immune complexes, which activate antigen presenting cells (APCs)        The antibody-activated complement system creates pro-inflammatory milieu in the tumor microenvironment        Complement chemo-attractants recruit immune cells to the tumor        Activation of antigen presenting cells and increased uptake of tumor antigens        APCs induce a follow-on systemic immune response by the stimulation and clonal expansion of T cells        27  PAMPs =Pathogen-associated molecular patternTME = Tumor Microenvironment  Intratumoral immunotherapies have validated proof of concept

             Current Status - High Level Outline of Ongoing Phase 1/2a Clinical Study  28  mCRC= metastatic colorectal cancerHNSCC= head & neck squamous cell carcinomaICI= immune checkpoint inhibitor       Accelerated escalation monotherapy  PART 1  PART 2    Monotherapy basket  Combination - mCRC  Combination - HNSCC  AGI-134  AGI-134+ICI    Open-label study to evaluate the safety and tolerability of AGI-134 as monotherapy and in combination with pembrolizumab, in unresectable metastatic solid tumors (NCT03593226)    Initial safety results expected in 2H 2019

 Looking ahead

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Recent Accomplishments and Upcoming Milestones

Multiple opportunities for value creation

✓	BL-8040	Partial results from Phase 2a COMBAT pancreatic cancer study (with Merck)	1Q 2018
✓	BL-8040	Top-line results from Phase 2 allogenic stem cell mobilization (Auto SCM) study	2Q 2018
✓	AGI-134	Initiation of Phase 1/2a trial in solid tumors	3Q 2018
✓	BL-8040	Lead-in results from Phase 3 GENESIS Auto SCM study	3Q 2018
✓	BL-8040	Top-line results from dual combo Phase 2a pancreatic cancer study (with Merck)	4Q 2018
✓	BL-8040	Initiation of Phase 2a triple combo pancreatic cancer trial (with Merck)	4Q 2018
	BL-8040	Top-line results from Phase 2 study in pancreatic cancer (with MDACC)	1H 2019
	BL-8040	Interim results from Phase 2b AML consolidation study	2H 2019
	AGI-134	Initial safety results from Phase 1/2a solid tumor study	2H 2019
	BL-8040	Top-line results from Phase 1b/2 pancreatic cancer trial (with Genentech)	2H 2019
	BL-8040	Top-line results from Phase 2 triple combo pancreatic cancer trial (with Merck)	2H 2019

BIOLINERX

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Key Takeaways

Singular focus on novel oncology compounds	➢ Large-market indications with unmet medical needs ➢ BL-8040 program in phase 3 for SCM; phase 2 for AML, pancreatic cancer/other solid tumors ➢ AGI-134 program in phase 1/2a for solid tumors
Multiple opportunities for value creation	➢ 8 mid-to-late stage clinical studies ongoing ➢ 3-4 data readouts over next 12 months ➢ Phase 3 registrational topline data expected in 2020
Validation via significant pharma collaborations	➢ Merck/MSD (established Jan 2016; expanded Jul 2018) ➢ Genentech (established Sep 2016)
Compelling valuation	➢ ~$70 million market cap ➢ ~$35 million cash as of 3Q 2018 ➢ Cash runway through 1H 2020

SCM – stem cell mobilization; AML – acute myeloid leukemia

BIOLINERX